EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 25, 2014, which report included an explanatory paragraph related to the Company’s convertible senior notes, on our audits of the consolidated financial statements of Pacira Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013 and our report on our audit of the effectiveness of internal control over financial reporting of Pacira Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2013, dated February 25, 2014 included in the Annual Report on Form 10-K of Pacira Pharmaceuticals, Inc. for the year ended December 31, 2013.

/s/ CohnReznick LLP
Roseland, New Jersey
June 3, 2014